Exhibit 99.1

Vertical Aerospace Selects Hyundai WIA as Landing Gear Partner for Valo

•	Hyundai WIA to supply advanced lightweight landing gear system for Valo aircraft

•	Agreement strengthens Vertical’s supplier ecosystem as the Company advances toward certification and scaled production

LONDON & SEOUL — May 21, 2026 — Vertical Aerospace (“Vertical” or “Company”) (NYSE: EVTL), a global aerospace and technology company that is pioneering electric aviation, today announced a new long-term partnership with Hyundai WIA, a subsidiary of Hyundai Corporation and a leading mobility and manufacturing company, to supply the landing gear system for Valo, Vertical’s electric vertical take-off and landing (eVTOL) aircraft.

Under the agreement, Hyundai WIA will develop and manufacture a bespoke landing gear system for Valo, with end-to-end design and production responsibility. Stirling Dynamics, a UK-based engineering company with more than 30 years’ experience supporting certified aircraft programmes, will support Hyundai WIA as a key design partner.

Hyundai WIA’s lightweight, technically mature landing gear solution, combined with decades of advanced manufacturing and mobility experience, makes the company a strong partner for Vertical’s next-generation aircraft.

The partnership further strengthens Vertical’s supplier ecosystem as the Company advances toward certification and commercialization of Valo.

Vertical has now secured key suppliers across major aircraft systems, including Honeywell (flight control and aircraft management systems), Aciturri (airframe structures), Evolito (electric propulsion units), Syensqo (composite materials), and Isoclima (transparencies). The Hyundai WIA agreement marks another important step in establishing a world-class aerospace supply chain for scaled production.

Stuart Simpson, CEO of Vertical Aerospace, said: “As we advance toward certification and industrialization, securing world-class suppliers remains central to our strategy. Hyundai WIA brings deep expertise in advanced manufacturing and high-integrity systems, further strengthening the industrial foundation supporting Valo’s path to commercial service.”

Ho-Young Lee, Vice President of Hyundai WIA, said: “We are proud to partner with Vertical Aerospace on the Valo programme and support the development of next-generation electric aviation. We look forward to working closely with Vertical and Stirling Dynamics to deliver a robust, innovative landing gear solution that meets the highest safety standards and performance.”

The announcement follows Vertical’s successful completion of two-way piloted transition flight, a key technical milestone validating the aircraft’s technology and core operating mode.

Vertical is now progressing toward Critical Design Review (CDR), which establishes the certifiable design baseline and enables the build and test of certification-conforming aircraft. Completion of CDR will lock key design elements, supply chain configuration and certification partner selection ahead of full-scale certification testing and commercial production.

About Hyundai WIA

Founded in 1976, HYUNDAI WIA has been developing and producing cutting-edge products in automobile parts, mobility solutions, aerospace and defense industry solutions to become a global leader in the comprehensive machinery mobility industry.

Stirling Dynamics

Stirling Dynamics is an advanced engineering company that provides high-end engineering products and services and is renowned for its specialist landing gear design services to certified platforms and the Advanced Air Mobility sector. With over three decades of experience the company has accumulated a wealth of knowledge on multiple aircraft and marine platforms, delivered to civil and military programmes around the globe.

About Vertical Aerospace

Vertical Aerospace is a global aerospace and technology company pioneering electric aviation. Vertical is creating a safer, cleaner, and quieter way to travel. Valo is a piloted, four-passenger, Electric Vertical Take-Off and Landing (eVTOL) aircraft, with zero operating emissions. Vertical is also developing a hybrid-electric variant, offering increased range and mission flexibility to meet the evolving needs of the advanced air mobility market.

Vertical combines partnerships with leading aerospace companies, including Honeywell, Syensqo and Aciturri, with its own proprietary battery and propeller technology to develop the world’s most advanced and safest eVTOL.

Vertical has c.1,500 pre-orders of Valo, with customers across four continents, including American Airlines, Avolon, Bristow, GOL and Japan Airlines. Certain customer obligations are expected to be fulfilled via third-party agreements. Headquartered in Bristol, UK, Vertical’s experienced leadership team comes from top-tier aerospace and automotive companies such as Rolls-Royce, Airbus, GM, and Leonardo. Together, they have previously certified and supported over 30 different civil and military aircraft and propulsion systems.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Any express or implied statements contained in this Form 6-K that are not statements of historical fact may be deemed to be forward-looking statements, including, without limitation, statements regarding a long-term partnership with Hyundai WIA for the design, development and manufacture of the Valo landing gear, the design and manufacture of our aircraft and the hybrid-electric variant, certification and the commercialization of our aircraft and our ability to achieve regulatory certification of our aircraft product on any particular timeline or at all, the features and capabilities of the aircraft, business strategy and plans and objectives of management for future operations, including the building and testing of our prototype aircrafts on timelines projected, completion of the piloted test programme phases, selection of suppliers, as well as statements that include the words “expect,” “intend,” “plan,” “believe,” “project,” “forecast,” “estimate,” “may,” “should,” “anticipate,” “will,” “aim,” “potential,” “continue,” “is/are likely to” and similar statements of a future or forward-looking nature. These forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual outcomes may differ materially from the information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the important factors discussed under the caption “Risk Factors” in the Company's Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”) on March 24, 2026, as such factors may be updated from time to time in the Company’s other filings with the SEC. Any forward-looking statements contained in this Form 6-K speak only as of the date hereof and accordingly undue reliance should not be placed on such statements. The Company disclaims any obligation or undertaking to update or revise any forward-looking statements contained in this Form 6-K, whether as a result of new information, future events or otherwise, other than to the extent required by applicable law.

Vertical Aerospace Media Contact

Justin Bates, Head of Communications

justin.bates@vertical-aerospace.com

+44 7878 357 463

Samuel Emden, Head of Investor Affairs

samuel.emden@vertical-aerospace.com

+44 7816 459 904

Hyundai WIA Media Contact

Hoseung Kwak, Head of Communication Team

hoski84@hyundai-wia.com

+82 31 596 1207